SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

ValueClick, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
92046N 10 2
(CUSIP Number)
December 8, 2000

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

    / /      Rule 13d-1(b)

    /x/      Rule 13d-1(c)

    / /      Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP NO. 92046N 10 2	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Gurbaksh Chahal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) / / (b) / /
Not Applicable.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,597,323

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,597,323

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,597,323

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.71% (as of December 8, 2000)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP NO. 92046N 10 2	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:
ValueClick, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
4360 Park Terrace Drive, Suite 100 Westlake Village, CA 92618

Item 2(a)	Name of Person Filing:
Gurbaksh Chahal

Item 2(b)	Address of Principal Business Offices or, if none, Residence:
ClickAgents, Inc. 46177 Warm Springs Blvd. Fremont, CA 94539

Item 2(c)	Citizenship
United States

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:
92046N 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
	(a)	Amount Beneficially Owned: Shares	2,597,323

	(b)	Percent of Class: %	7.71% (as of December 8, 2000)

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	2,597,323
		(ii)	shared power to vote or to direct the vote:	0
		(iii)	sole power to dispose or to direct the disposition of:	2,597,323
		(iv)	shared power to dispose or to direct the disposition of:	0
Item 5.	Ownership of Five Percent or Less of a Class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CUSIP NO. 92046N 10 2	13G	Page 4 of 4 Pages

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2001 Date:
/s/ Gurbaksh Chahal (Signature)
Name:	Gurbaksh Chahal
Title: